July 23, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for Central Park Group Multi-Event Fund

(SEC File Nos. 811-21984 and 333-139002) (the “Fund”):

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the Fund:

1.         A copy of an Investment Company Bond issued by National Union Fire Insurance Company of Pittsburgh, Pa. (the “Bond”), which lists the Fund as the insured, as Exhibit 99-1.

2.         A certificate of the Fund’s Principal Accounting Officer attesting to the authenticity and accuracy of resolutions adopted by the members of the Fund’s Board of Trustees (including those members who are not “interested persons,” as defined in the 1940 Act, of the Fund) which authorize the purchase of a bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

3.         The Bond premium has been paid for the coverage period from May 24, 2009 to May 15, 2010, and the Bond is written for a $525,000 limit of liability.

Very truly yours,

/s/Michael Mascis

Michael Mascis